Exhibit 99.3

Computershare
9th floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on Wednesday, December 9, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

9.	Proxies may also be sent in via fax to 1-866-249-7775 (toll-free in North America) or 416-263-9524 (international).

Proxies submitted must be received by 10:00 am (Toronto Time) on December 7, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder The undersigned shareholder of Helix BioPharma Corp. (the “Company”) hereby appoints Donald H. Segal, or failing him, John Docherty, or failing him, Kenneth A. Cawkell,			OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.		_____________________

as Proxyholder of the undersigned with power of substitution to attend, act and vote in respect of all Common Shares registered in the name of the undersigned in respect of all matters that may come before the Annual General and Special Meeting of the Company to be held at Sheraton Parkway, Toronto North, 600 Highway 7 East, Richmond Hill, ON Canada, at the hour of 10:00 AM (Eastern Standard Time) on Wednesday, December 9, 2009 (the “Meeting”), and every adjournment thereof and I/we hereby revoke any proxy previously given to attend and vote at the said Meeting. Without limiting the general powers hereby conferred, the said Proxyholder is directed to vote as follows upon the following proposals:
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

						For	Against

1.			Fixing the Number of Directors
Ordinary resolution fixing the number of Directors for election at seven (7).						☐	☐

2.			Election of Directors					Fold
		For	Withhold			For	Withhold

01.	Donald H. Segal	☐	☐	02.	Kenneth A. Cawkell	☐	☐

03	Jack Kay	☐	☐	04	Gordon M. Lickrish	☐	☐

05	John Docherty	☐	☐	06	Kazimierz Roszkowski-Sliz	☐	☐

07	W. Thomas Hodgson	☐	☐

						For	Withhold

3.
Appointment of Auditors
Ordinary resolution that KPMG LLP, Chartered Accountants, be appointed as auditor of the Company at a remuneration to be fixed by the directors, as more particularly described in the Company’s Information Circular dated October 20, 2009
						☐	☐

						For	Withhold

4.
Repeal of former By-Law No. 1 and adoption of new By-Law No. 1 (2009) of the Company
Ordinary resolution, with or without variation, confirming the repeal of the former By-Law No. 1 of the Company, as amended, and the adoption of new By-Law No. 1 (2009), as more particularly described in the Company’s Information Circular dated October 20, 2009
						☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
					Signature(s) _______________	Date DD / MM /YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.				☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.		☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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